Date    26 March 2001
Number  27/01

BHP IRON ORE PRICE SETTLEMENT

BHP Limited (BHP) today announced that it had reached agreement with Nippon Steel on iron ore prices for the year commencing 1 April, 2001 - the first settlement by an Australian producer. Negotiations are continuing with other leading Japanese steelmills.

The prices of Mt Newman fine ore will increase by 4.3% to US cents 28.98 per dry long ton unit. The price premium for lump ore will be maintained at 9.05 US cents per dry long ton unit.

A 4.3% increase was also agreed for Mt Goldsworthy fines and Yandi fines products.

Discussions are continuing on tonnage allocations, but BHP Iron Ore expects its good relationship with the Japanese steel mills will continue to ensure it maintains its position as Australia's leading exporter to Japan.

President BHP Iron Ore Stefano Giorgini said: "The outcome reflects the uncertain economic outlook and how it may affect world steel production, particularly Japanese steel production. It however also recognises the continuing strong underlying demand for seaborne iron ore.

The settlement underlines the long standing good relationship BHP Iron Ore has with its Japanese customers," Mr Giorgini said. "The iron ore and steel industries are inter-dependent and this agreement is a beneficial outcome for both BHP Iron Ore and the Japanese steelmills."

BHP Iron Ore is well placed to meet any future demand for iron ore - both in quantity and quality. The development of the rich Mining Area C resource later this year will further add to the range and quality of products available from its Pilbara operations.

Further information can be found on our Internet site: http://www.bhp.com

Media Relations:
Mandy Frostick
Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245

John Crowley
Media & Communications Manager
Ph:  61 8 9320 4395
Mob: 61 419 849 917

Investor Relations:
Dr Rob Porter
Vice President Investor Relations
Ph:  61 3 9609 3540
Mob: 61 419 587 456